Saints Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Interest income	$ 14
Total revenues	14
Expenses	
Depreciation	32,323
Insurance	5,996
Professional fees	10,649
Other	4,407
Total expenses	53,375
Net loss before income tax provision	(53,361)
Income tax provision	800
Net loss	$ (54,161)

The accompanying notes are an integral part of these financial statements.